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February 19, 2021	Jasmin M. Ali T +1 212 596 9604 Jasmin.Ali@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ken Ellington

Re:	DoubleLine Opportunistic Credit Fund (the “Trust”) File Nos. 333-239482 and 811-22592

Dear Mr. Ellington:

This letter responds to the request made during our telephone conversation on January 21, 2021 regarding the oral comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Trust’s annual report to shareholders for the period ended September 30, 2020, which was filed with the Securities and Exchange Commission on Form N-CSR on December 4, 2020.

The Staff requested that written responses to the oral comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments on the Annual Report and the Trust’s responses thereto are set forth below.

Financial Highlights

1.        Comment: Please add a footnote to the Financial Highlights stating that sales loads are not reflected in total return in accordance with General Instruction 13(b) to Item 4.1 of Form N-2.

Response: The Trust will add a footnote to this effect beginning with its semi-annual report to shareholders for the period ended March 31, 2021.

Prospectus Supplement Filings

2.        Comment: Please confirm that the Trust will use Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”), to file any prospectus supplements going forward instead of using Rule 497 under the Securities Act.

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Response: The Trust confirms that it will use Rule 424, and not Rule 497, under the Securities Act to file any prospectus supplements going forward.

Auditor’s Consent

3.        Comment: Please file an amendment to the Trust’s filing on Form N-CSR for the period ending September 30, 2020 (the “N-CSR Filing”), and include an auditor’s consent relating to the Fund’s shelf registration statement on Form N-2 that was declared effective on September 30, 2020 in light of that registration statement’s forward incorporation of financial statements included within the N-CSR Filing.

Response: The Trust will file an amendment to the N-CSR Filing, as requested.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 596-9604 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jasmin M. Ali

Jasmin M. Ali

cc:	Ronald R. Redell

Henry V. Chase

Winnie Han

Adam D. Rossetti, Esq.

Carolyn Liu-Hartman, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.